UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _7_)*

ADAMS NATURAL RESOURCES FUND, INC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

00548F105

(CUSIP Number)

Fredrick DiSanto
C/O Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

5/15/2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,529,449
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 2,529,449
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,529,449
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.47%
14.	TYPE OF REPORTING PERSON (see instructions) OO, AF

13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bulldog Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,246*
	8.	SHARED VOTING POWER 378,768
	9.	SOLE DISPOSITIVE POWER 31,246*
	10.	SHARED DISPOSITIVE POWER 378,768

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,014*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.37%
14.	TYPE OF REPORTING PERSON (see instructions) IA
*Includes 31,246 shares owned directly by Phillip Goldstein.
13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Goldstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,246*
	8.	SHARED VOTING POWER 378,768
	9.	SOLE DISPOSITIVE POWER 31,246*
	10.	SHARED DISPOSITIVE POWER 378,768

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,014*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.37%
14.	TYPE OF REPORTING PERSON (see instructions) IN
*Includes 31,246 shares owned directly by Phillip Goldstein.
13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Dakos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,246*
	8.	SHARED VOTING POWER 378,768
	9.	SOLE DISPOSITIVE POWER 31,246*
	10.	SHARED DISPOSITIVE POWER 378,768

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,014*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.37%
14.	TYPE OF REPORTING PERSON (see instructions) IN
*Includes 31,246 shares owned directly by Phillip Goldstein.
13D

Item 1.  Security and Issuer.

This statement relates to the shares of the (PEO) ADAMS NATURAL RESOURCES FUND, INC. The address of the issuer is Adams Natural Resources Fund, Inc. 500 East Pratt Street, Suite 1300, Baltimore, Maryland 21202.

Item 2.  Identity and Background.

Ancora Holdings Inc. is the parent company of three investment advisors registered with the SEC under the Investment Advisors Act, as amended: Ancora Advisors LLC, Ancora Family Wealth Advisors, & Ancora Retirement Plan Advisors (collectively, the "Ancora RIAs"). This statement is filed by Ancora Advisors, LLC and includes, if applicable, Shares that may be deemed to be beneficially owned by the other Ancora RIAs. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended. The address of the principal office of Ancora Advisors, LLC is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

Ancora Advisors, LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Ancora’s private Funds, Merlin Partners, AAMAF LP, Ancora Catalyst LP, their related SPV, series and managed accounts, as well as the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Other than as disclosed immediately below, during the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors LLC entered into a settlement with the SEC regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora consented to the Order and paid a penalty in the amount of $100,000.

Bulldog Investors, LLC ("Bulldog Investors") is a Delaware limited liability company registered as an investment adviser with the SEC. Andrew Dakos and Phillip Goldstein are members of Bulldog Investors. The address of the principal office of Bulldog Investors and its members is Park 80 West - Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663. Each of Messrs. Dakos and Goldstein is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Ancora’s private Funds, Merlin Partners, AAMAF LP, Ancora Catalyst LP, their related SPV, series and managed accounts, Ancora Family of Mutual Funds, Employees of Ancora Advisors, LLC and Owners of Ancora Advisors, LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors and Mr. Goldstein.

Item 4.  Purpose of Transaction.

On May 15, 2020, The Bulldog-Ancora Group (the “Group”), on behalf of certain clients of its members, announced it was commencing a tender offer to purchase up to $70,000,000 of Shares for cash at a price per Share not less than 83% of net asset value (“NAV”) per Share and not more than 88% of NAV per Share, based on the NAV per Share at the close of the regular trading session of the New York Stock Exchange on the Expiration Date, less any applicable withholding taxes and brokerage fees that may apply, and without interest. The Press Release is attached as Exhibit D hereto and incorporated herein by reference. The term “Expiration Date” means 5:00 p.m., New York City time, on June 12, 2020, unless the Group, in its sole discretion, extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

Following consummation of the tender offer, the Group and its affiliates (and their clients), will beneficially own approximately 32.5% of the outstanding Shares of PEO, assuming Shares valued at $70,000,000 (the maximum amount that the Group is offering to purchase) have been tendered and accepted by the Group.

The tender offer is subject to the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, both of which are filed as exhibits to the Schedule TO filed by the Group with the Securities and Exchange Commission on the date hereof (the “Schedule TO”). The foregoing description of the tender offer is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Schedule TO and the exhibits thereto. The Schedule TO (SEC File No. 005-12857) is incorporated herein by reference).

Item 5.  Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 29,858,083 Shares of Common Stock outstanding on 1/31/2020 owned beneficially by the Reporting Persons:

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	0	0
Ancora Funds & Partnerships (2)	1,786,595	5.98
Ancora SMA (3)	742,854	2.49
Bulldog Investors, LLC (4)	410,014	1.37
TOTAL	2,939,463	9.85

(1) These Shares are owned by the owners and employees of Ancora Advisors, LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, and Ancora Catalyst Fund LP, and their related SPV series, for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors, LLC and include, if applicable, Shares owned by investment clients of the other Ancora RIAs. The Ancora RIAs do not own these Shares directly, but by virtue of the investment management agreements between the Ancora RIAs and their investment clients, each Ancora RIA may be deemed to beneficially own Shares by reason of its power to vote and dispose of such Shares. Each applicable Ancora RIA disclaims beneficial ownership of such Shares.

(4) Clients of Bulldog Investors own 378,768 of these shares. Bulldog Investors does not own these Shares directly, but by virtue of the investment management agreements between Bulldog Investors and its clients, Bulldog Investors may be deemed to beneficially own Shares by reason of its power to vote and dispose of such Shares. Bulldog Investors disclaims beneficial ownership of such Shares. Mr. Goldstein directly owns 31,246 shares. Each member of Bulldog Investors disclaims beneficial ownership in any shares not owned directly by him.

The transactions in the Shares by the Reporting Persons since the last filing are set forth in Exhibit A and B and are incorporated herein by reference. No person other than the persons referenced herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. All transactions in the Shares were made in the open market.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is herby amended to add the following: Schedule TO dated May 15, 2020, filed by Ancora Advisors LLC and Bullog Investors, LLC (filed by the foregoing with the Securities and Exchange Commission (SEC File No. 005-12857), and incorporated herein by reference).

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Ancora Trades

Exhibit B: Bulldog Trades

Exhibit C: Agreement to Make Joint Filing

Exhibit D: Press Release

Exhibit A: ANCORA "Relevant Transactions in Shares" (During last 60 days).

Date of Transaction	Buy/Sell	Amount of Security	Price Per Shares
3/17/2020	BUY	53,104	$ 7.96
3/18/2020	BUY	128,001	$ 6.83
3/19/2020	BUY	66,180	$ 6.79
3/24/2020	BUY	2,765	$ 7.34
3/25/2020	BUY	17,731	$ 8.09
4/3/2020	BUY	14,160	$ 8.34
4/6/2020	BUY	81,450	$ 8.81
4/7/2020	BUY	75,000	$ 9.30
4/16/2020	SELL	4,444	$ 9.45
4/29/2020	BUY	2,668	$ 10.75

Exhibit B: Bulldog Investors LLC "Relevant Transactions in Shares" (During last 60 days).

Date of Transaction	Buy/Sell	Amount of Security	Price Per Shares
3/17/2020	SELL	8,896	$ 7.96
3/18/2020	SELL	21,443	$ 6.83
3/19/2020	SELL	29,000	$ 6.79
4/16/2020	SELL	756	$ 9.45

Exhibit C: Agreement for group filing

Agreement to Make Joint Filing

Agreement made as of the 24th day of October, 2019, by and among Ancora Advisors, LLC, Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Adams Natural Resources Fund (PEO), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the holdings of PEO;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.

ANCORA ADVISORS, LLC

By:

Fredrick DiSanto, Chairman and CEO

BULLDOG INVESTORS, LLC

By: /s/ Phillip Goldstein

Phillip Goldstein, Member

By: /s/ Phillip Golstein

Phillip Goldstein

By: /s/ Andrew Dakos

Andrew Dakos

By: /s/ Steven Samuels

Steven Samuels

Exhibit D: Press Release

The Bulldog-Ancora Group Commences Tender Offer for $70 Million of Shares of Adams Natural Resources Fund

SADDLE BROOK, N.J. – May 15, 2020 – The Bulldog-Ancora Group, an entity formed by Bulldog Investors, LLC (“Bulldog”) and Ancora Advisors, LLC (“Ancora”), today announced that it is commencing a tender offer to acquire up to $70 million worth of shares of Adams Natural Resources Fund, Inc. (NYSE: PEO), for cash at a price per share not less than 83% of net asset value per share (“NAV”) and not more than 88% of NAV of PEO at the close of the regular trading session of the New York Stock Exchange on the Expiration Date (the “Pricing Date”) of June 12, 2020, unless extended. The complete terms of the tender offer are set forth in an Offer to Purchase and related materials as filed with the Securities and Exchange Commission and available at www.icommaterials.com/peo.

Phillip Goldstein, a managing member of Bulldog, commented: “We have repeatedly asked management to address the discount of PEO’s trading price from its net asset value but it has been unwilling to do so. By significantly increasing our ownership stake through a tender offer, we hope to be in a better position to influence the Board of Directors.” James Chadwick, Director of Alternative Investments at Ancora, added: “Given the dismal prospects for oil and gas stocks for the foreseeable future, and the availability of low cost options to invest in the sector, it is hard to see why PEO should continue to operate in its current format – or why shareholders that need to sell shares in these trying times should have to accept a large discount from NAV.”

About Bulldog Investors

Bulldog Investors is an SEC-registered investment advisor that manages Special Opportunities Fund, Inc. (NYSE:SPE), a registered closed-end investment company, and separately managed accounts. Bulldog beneficially holds approximately 1.4% of the outstanding common stock of PEO.

About Ancora Advisors

Ancora Holdings Inc. is the parent company of three SEC-registered investment advisors including Ancora Advisors LLC which manages separately managed accounts, the Ancora Family of Mutual Funds, and private investment funds. Ancora’s clients hold approximately 8.5% of the outstanding common stock of PEO.

Contact:

InvestorCom

John Glenn Grau, (203) 972-9300 ext. 110

jgrau@investor-com.com

13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ancora Advisors, LLC

/s/ Fredrick DiSanto Fredrick DiSanto

Chairman and Chief Executive Officer Fredrick DiSanto

BULLDOG INVESTORS, LLC

By: /s/ Phillip Goldstein Phillip Goldstein Title: Member

/s/ Andrew Dakos
Andrew Dakos
/s/ Phillip Goldstein
Phillip Goldstein
Dated : May 18, 2020